October 5, 2006

By Facsimile ((646) 349-1336) and U.S. Mail

Dan Nemo, Esq.
General Counsel
WiderThan Americas, Inc.
11 West 42nd Street, 11th Floor
New York, NY  10036

	Re:	WiderThan Co., Ltd.
		Schedules 14D-9C filed September 13, 14 and 15, 2006
		Schedule 14D-9 filed September 29, 2006
		Schedule 14D-9/A filed October 2, 2006
		File No. 005-81250

Dear Mr. Nemo:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules 14D-9C

Forward-Looking Statements
1. We note in the joint press release dated September 12, and in other pre-commencement communications, the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction D of Schedule 14D-9 and your obligations under Rule 14d-
9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the company will avoid using this statement in all future communications.

Schedule 14D-9

Past Contacts, Transactions, Negotiations and Agreements, page 3
2. Please tell us why you need to qualify your disclosure "to the knowledge" of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.
Please apply this comment to your disclosure under the heading Interest in Securities of the Subject Company.

Arrangements with Offeror and Buyer - Compensation of Directors, page
6
3. We note your disclosure in the last paragraph of page 6 with respect to the stock compensation payable to your directors which calls for an initial grant of 20,000 or 30,000 options, or an annual grant of 8,000 or 12,000 options, depending on the director`s specific service in one of your committees. Please reconcile that disclosure with the grants made on July 3, 2006 to some of your directors in amounts other than those disclosed on page 6.

The Solicitation or Recommendation - Background and Reasons, page
8
4. Please expand your disclosure of the events that led to the increase of the bidders` offer on September 9 and 10. Did you ask for a higher offer? In this respect, also expand your disclosure with respect the telephone conversation held on September 8 between
Mr. Glaser and Mr. Wheeler: what about the price and timing of the transaction was discussed?

The Solicitation or Recommendation - Reasons for the
Recommendation,
page 12
5. The disclosure in this section refers to a wide variety of factors considered by the Board and its advisors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board`s decision to recommend that the security holders accept the offer. Also, note that simply listing the factors, without explaining how the board analyzed them, is of limited usefulness to security holders. For example, how did the historical and current information regarding your business, financial condition, etc. factor into the board`s decision?




The Solicitation or Recommendation - Opinion of Financial Advisor, page 13
6. Please provide us, supplementally, a copy of any report
Jefferies
Broadview provided to your board of directors.
7. We note your disclosure that the fairness opinion from Jefferies
Broadview was provided "solely" for the information of your board of directors and we note that the opinion does not include this language. Revise your disclosure to reconcile the disclosure and make clear that security holders may rely upon the materials when making their evaluation. See Section II.D.1 of our Current Issues Outline for further guidance.
8. Please disclose the results of the advisor`s historical stock price performance analysis.
9. Please explain why Jefferies Broadview used terminal growth rates of 4%-6% and why it adjusted the discount rate for a market risk premium of 7.2% and a small company premium of 4.5% in conducting the
Discounted Cash Flow Valuation Analysis. Also, explain the concept of the Capital Asset Pricing Model. Finally, disclose the projected free cash flow for the 12 months ending December 31, 2010 that Jefferies Broadview used in its analysis.
10. Please disclose the 2007 projected earnings per share used by Jefferies Broadview in its Present Value of Projected Share Price Analysis Based in EPS.

Persons/Assets Retained, page 21
11. Please quantify the fees paid and to be paid to Jefferies
Broadview.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,




						Daniel F. Duchovny
						Special Counsel
						Office of Mergers & Acquisitions

Dan Nemo, Esq.
WiderThan Americas, Inc.
October 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE